Exhibit 99.3

Deloitte LLP Bay Adelaide East 8 Adelaide Street West Suite 200 Toronto ON M5H 0A9 Canada Tel: 416-601-6150 Fax: 416-601-6610 www.deloitte.ca

October 9, 2018

Private and confidential

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Canopy Growth Corporation

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Canopy Growth Corporation dated October 4, 2018 (the “Notice”) and, based on our knowledge of such information at this time, we agree the statements 1, 3, 4 and 5 as it relates to us, and we have no basis to agree with statement 2 contained in the Notice.

Yours very truly,

Chartered Professional Accountants

Licensed Public Accountants